UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ALLOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

019777101

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

September 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.	I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Partners LLC	I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus & Co.	I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus LLC	I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 019777101

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

 This Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2005 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto previously filed with the SEC on May 30, 2008, July 21, 2011, October 26, 2011 and April 9, 2012, respectively) (the “Original Schedule 13D”).  This Amendment No. 5 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”) and the general partner of WP VIII,  Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP VIII, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control WP VIII, WP Partners, WP and WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP Partners, WP and WP LLC are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  The holdings of the Warburg Pincus Reporting Persons indicated in this Amendment No. 5 include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE VIII  I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”).  WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the Investors are referred to in this Amendment No. 5 as the “Group Members”.

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  References herein to the “common stock” are to shares of common stock, par value $0.001 per share (the “Common Stock”), of Allos Therapeutics, Inc., a Delaware corporation (the “Company”).  Each Group Member disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

Item 4.               Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 4, 2012, by and among the Company, Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”) and Sapphire Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) (filed with the SEC as Exhibit 2.1 to the Company’s Form 8-K on April 6, 2012 and incorporated herein by reference), Merger Sub commenced the tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of the Company in exchange for, with respect to each share of Common Stock, (i) an amount in cash equal to $1.82 and (ii) one contingent value right, which shall represent the right to receive an additional cash payment of $0.11 upon the achievement of certain milestones.  Pursuant to the terms of the Tender and Voting Agreement, dated as of April 4, 2012, by and among WP VIII, Parent and Merger Sub, WP VIII tendered all of its 26,124,430 shares of Common Stock (the “WP Shares”) in the Offer.  The Offer expired at 5:00 pm, New York City time, on September 4, 2012 and the merger became effective on September 5, 2012, and Merger Sub accepted for payment all shares of Common Stock validly tendered and not properly withdrawn in the Offer, including the WP Shares, in accordance with the Offer.

Item 5.               Interest in Securities of the Issuer

Items 5(a), (b), (c), (d) and (e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           As a result of the transactions described in Item 4, none of the Warburg Pincus Reporting Persons beneficially own any shares of Common Stock as of September 5, 2012.

(b)           As a result of the transactions described in Item 4, none of the Warburg Pincus Reporting Persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any shares of Common Stock as of September 5, 2012.

(c)           Except for the tender and acceptance of the WP Shares in the Offer as described in Item 4, no transactions in securities of the Company were effected during the last 60 days by the Warburg Pincus Reporting Persons.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 of the Original Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons.

(e)           As a result of the acceptance of the WP Shares in the Offer, the Warburg Pincus Reporting Persons ceased to be the beneficial owner of more than 5% of Common Stock on September 5, 2012.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2012	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:  Warburg Pincus Partners LLC, its General Partner

By:  Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 6, 2012	WARBURG PINCUS PARTNERS LLC

By:  Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 6, 2012	WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 6, 2012	WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: September 6, 2012	CHARLES R. KAYE

By:  /s/ Scott A. Arenare
Name:  Charles R. Kaye
By:  Scott A. Arenare, Attorney-in-Fact*

Dated: September 6, 2012	JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
Name:  Joseph P. Landy
By:  Scott A. Arenare, Attorney-in-Fact**
 ________________________________

 *Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

 **Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.